UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2025

Commission file number: 001-42375

Polyrizon Ltd.

(Translation of registrant’s name into English)

5 Ha-Tidhar Street

Raanana, 4366507, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

CONTENTS

On December 5, 2025, Polyrizon Ltd. (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with investors for the purchase and sale of 552,269 of the Company’s ordinary shares, no par value per share (the “Ordinary Shares”), in a registered direct offering (the “Offering”) at a purchase price of $9.00 per Ordinary Share. The offering price represented a premium to the Nasdaq Minimum Price under Listing Rule 5635(d).

The Offering is expected to close on or about December 5, 2025, subject to the satisfaction of customary closing conditions. The aggregate gross proceeds to the Company are expected to be approximately $4.97 million. The Company expects to use the net proceeds from the Offering, together with its existing cash, for general corporate purposes, which include financing our operations, capital expenditures and business development, technology development, and for pursuing strategic opportunities, including but not limited to, strategic acquisitions.

The Securities Purchase Agreement also contain representations, warranties, indemnification and other provisions customary for transactions of this nature. In addition, the Company agreed to pay Aegis Capital Corp a financial advisory fee of $250,000.

The securities described above and to be issued in the Offering are being issued pursuant to a prospectus supplement dated as of December 5, 2025, which will be filed with the Securities and Exchange Commission, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-291368) (the “Registration Statement”), which became effective on December 3, 2025, and the base prospectus dated as of December 3, 2025 contained in such Registration Statement. This Report on Form 6-K (this “Report”) shall not constitute an offer to sell or the solicitation to buy, nor shall there be any sale of, any of the securities described herein in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

A copy of the Securities Purchase Agreement is filed as Exhibit 10.1 to this Report and is incorporated by reference herein. The foregoing summary of such document is subject to, and qualified in its entirety by reference to, such exhibit.

A copy of the opinion of Meitar | Law Offices relating to the securities issued in the Offering is attached as Exhibit 5.1.

This Report is incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-284410 and 333-288923) and Form F-3 (333-291368), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward Looking Statements

This Report contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the Offering is expected to close on or about December 5, 2025. In fact, the closing of the Offering is subject to various conditions and contingencies as are customary in securities purchase agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this Offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.
5.1	Opinion of Meitar | Law Offices, Israeli counsel to the Company
10.1	Form of Securities Purchase Agreement
23.1	Consent of Meitar | Law Offices (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Polyrizon Ltd.

Date: December 5, 2025	By:	/s/ Tomer Izraeli
	Name:	Tomer Izraeli
	Title:	Chief Executive Officer

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